SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Galmed Pharmaceuticals Ltd.

(Name of Issuer)

Ordinary Shares, NIS 0.01 par value

(Title of Class of Securities)

M47238106

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 7 Pages

CUSIP No. M47238106	SCHEDULE 13G	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS G. Yarom Medical Research Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	-0-
	6	SHARED VOTING POWER	3,416,823
	7	SOLE DISPOSITIVE POWER	-0-
	8	SHARED DISPOSITIVE POWER	3,416,823

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,416,823
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 30.8% (1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Based on 11,100,453 Ordinary Shares issued and outstanding as of December 31, 2014, which amount was provided by the Issuer.

CUSIP No. M47238106	SCHEDULE 13G	Page 3 of 7 Pages

1	NAME OF REPORTING PERSONS Allen Baharaff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	702,382 (1)
	6	SHARED VOTING POWER	3,416,823 (2)
	7	SOLE DISPOSITIVE POWER	702,382 (1)
	8	SHARED DISPOSITIVE POWER	3,416,823 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,119,205 (1) (2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 34.9% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Includes 698,382 Ordinary Shares issuable upon the exercise of options that are currently exercisable or will be exercisable within 60 days from the date hereof (the “Options”).

(2)	Includes 3,416,823 Ordinary Shares held by G. Yarom Medical Research Ltd. Mr. Allen Baharaff is the controlling shareholder and chairman of the board of directors of G. Yarom Medical Research Ltd.

(3)	Based on 11,100,453 Ordinary Shares issued and outstanding as of December 31, 2014, plus the Ordinary Shares issuable upon the exercise of the Options, which amounts were provided by the Issuer.

CUSIP No. M47238106	SCHEDULE 13G	Page 4 of 7 Pages

Item 1(a).	Name of Issuer:

Galmed Pharmaceuticals Ltd.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

8 Shaul Hamelech Blvd.
Amot Hamishpat Bldg.
Tel Aviv, Israel 64733

Item 2(a).	Name of Person Filing:

This Schedule 13G is being filed by each of G. Yarom Medical Research Ltd., a company incorporated under the laws of the State of Israel, and Mr. Allen Baharaff (each, a “Reporting Person” and together, the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit A, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each Reporting Person is c/o G. Yarom Medical Research Ltd., 8 Shaul Hamelech Blvd., Amot Hamishpat Bldg., Tel Aviv, Israel 64733.

Item 2(c).	Citizenship:

G. Yarom Medical Research Ltd. is a company incorporated under the laws of the State of Israel.

Mr. Allen Baharaff is a citizen of the State of Israel.

Item 2(d).	Title of Class of Securities:

Ordinary Shares, par value NIS 0.01 per share (“Ordinary Shares”).

Item 2(e).	CUSIP Number:

M47238106

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership:
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1:

CUSIP No. M47238106	SCHEDULE 13G	Page 5 of 7 Pages

Mr. Allen Baharaff is the controlling shareholder of G. Yarom Medical Research Ltd. Because of the foregoing relationships, each Reporting Person may be deemed to have voting and dispositive power over the reported securities and may also be deemed to be the beneficial owner of these securities.

(a)	Amount beneficially owned: See the response(s) to Item 9 on the attached cover page(s).

(b)	Percent of class: See the response(s) to Item 11 on the attached cover page(s).

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See the response(s) to Item 5 on the attached cover page(s).

(ii)	Shared power to vote or to direct the vote: See the response(s) to Item 6 on the attached cover page(s).

(iii)	Sole power to dispose or to direct the disposition of: See the response(s) to Item 7 on the attached cover page(s).

(iv)	Shared power to dispose or to direct the disposition of: See the response(s) to Item 8 on the attached cover page(s).

Item 5.	Ownership of Five Percent or Less of a Class.

If this Statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

CUSIP No. M47238106	SCHEDULE 13G	Page 6 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 13, 2015	G. YAROM MEDICAL RESEARCH LTD.

	By:	/s/ Allen Baharaff
Allen Baharaff
Director

Dated: January 13, 2015	By:	/s/ Allen Baharaff
Allen Baharaff

CUSIP No. M47238106	SCHEDULE 13G	Page 7 of 7 Pages

EXHIBIT A

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby consent to the joint filing on their behalf of a single Schedule 13G and any amendments thereto, with respect to the beneficial ownership by each of the undersigned of the Ordinary Shares of Galmed Pharmaceuticals Ltd. The undersigned hereby further agree that this Joint Filing Agreement be included as an exhibit to such statement and any such amendment. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others. The undersigned hereby further agree that this Joint Filing Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original, but all of which counterparts shall together constitute one and the same instrument.

Dated: January 13, 2015	G. YAROM MEDICAL RESEARCH LTD.

	By:	/s/ Allen Baharaff
Allen Baharaff
Director

Dated: January 13, 2015	By:	/s/ Allen Baharaff
Allen Baharaff